

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

John G. Grdina
President and Chief Executive Officer
Adamas One Corp.
411 University Ridge, Suite 110
Greenville, South Carolina 29601

> **Re: Adamas One Corp.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2022**
> **File No. 333-265344**

Dear Mr. Grdina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

Registration Statement on Form S-1 filed May 31, 2022

General

1. It appears you made almost no changes to your disclosure in response to prior comment 1. Therefore, we reissue that comment in its entirety. As examples only, your disclosure should address the following:

    • revise to identify the "milestones" and conversion terms now mentioned on page 82. For example, we note the milestones mentioned in section 1.3 of Exhibit 4.7 and adjustments in conversion price mentioned in section 7.4 of Exhibit 3.2(a) are not discussed in the Description of Securities section beginning on page 82;
    • the mandatory conversion feature in Exhibit 3.2(a);

- Sections 5.4 and 5.11 of Exhibit 4.4; and
- Section 6.15(b) of Exhibit 4.7, including how this provision relates to the planned initial public offering.

2. We note your response to prior comment 2. Please address the part of the cited interpretation addressing whether the investor is at market risk. Please also address the following:

• reconcile the reference on the cover page to "currently outstanding warrants" held by noteholders with the reference in Note 8 on page F-28 to "upon conversion the noteholder would receive" warrants;
• tell us with specificity which provision in your agreements filed as exhibits includes the provision concerning the conversion percentage of "65% of the initial public offering price" mentioned on the cover page;
• file as exhibits the underlying agreements concerning the "Representative Note Offering Warrants and Representative Note Offering Shares" mentioned on the cover page; and
• file as an exhibit the Senior Secured Convertible Note Purchase Agreement mentioned on page 1 of Exhibit 10.9 "which is incorporated by reference" per page 1 of Exhibit 10.9.

Please be advised that we may have additional comments on your response to prior comment 2 after we review your responses to the above bullet points.

3. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

4. Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

5. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

6. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

• suspend the production, purchase, sale or maintenance of certain items;
• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
• experience surges or declines in consumer demand for which you are unable to

adequately adjust your supply;
• be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
• be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

7. We note your disclosure on page 47 about the COVID-19 pandemic, delivery delays and that the delays "are continuing to impact the *first quarter of the next fiscal year*." Please update the disclosure given the reference to the "first quarter of the next fiscal year." Also, discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.

8. We note your response to prior comment 3. Please revise to clarify when the resale transaction will begin. Specifically, what do you mean by "after the closing of this initial public offering?" Note that given the lack of an established trading market for your securities, resales must be made at a fixed price until your shares are quoted or listed on an established market.

Patents, page 59

9. Please ensure that you have updated the disclosure in this section to the extent practicable. For example, disclose the number of your patents that expired between 2019 and the present. Also, disclose the duration of your material patents and the material effect of any patents expiring in the near future.

Executive Compensation, page 70

10. Please reconcile the disclosure in the table on page 70 regarding the salary of Mr. Staehr for the fiscal year ended September 30, 2021 with the disclosure on page 72 about his salary and his salary mentioned in section 5(a) of his employment agreement filed as Exhibit 10.3.

Exhibits and Financial Statement Schedules, page II-4

11. As requested in comment 18 of our December 2, 2021 letter, please file as an exhibit the consulting agreement. In this regard, we note the disclosure about the consulting agreement now appears in Note 7 on page F-15.

<u>Undertakings, page II-5</u>

12.   Please include the appropriate undertakings. In this regard, we note that you have
        checked the Rule 415 box on the outside cover page.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial
statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Raymond A. Lee, Esq.